

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

<u>Via E-mail</u>
Daniel Masters
Chief Financial Officer
Spicy Gourmet Manufacturing, Inc.
7910 Ivanhoe Ave.
414
La Jolla, CA 92037

      Re: Spicy Gourmet Manufacturing, Inc.
             Amendment No. 2 to Registration Statement on Form 10-12G
             Filed April 17, 2012
             File No. 000-54616

Dear Mr. Masters:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/H. Roger Schwall

                           H. Roger Schwall
                           Assistant Director